Nicholas Cunningham

From:	Sit Mutual Funds <info@sitinvest.com>
Sent:	Tuesday, September 18, 2018 11:00 AM
To:	SIA Compliance
Subject:	Got Tax-Free Income?

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Be sure to stop by the **Sit Mutual Funds booth** at the September 21st FPA of Indiana Meeting.

In case you missed it, Sit Investment Associates was rated the **# 1 tax-exempt bond fund manager** in Barron's most recent annual ranking of mutual funds.

Click on the link below for more info or stop by on Friday.

Sit Tax-Free Income Fund (SNTIX)

For more information, please contact me:

Conner Murnighan
312-550-5809
fcm@sitinvest.com

Fund Strategies

Sit Tax-Free Income Fund
The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

Disclosures
Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Risks specific to Sit Tax-Free Income Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Barron's/Lipper

Barron's/Lipper 2017 Annual Fund Family Ranking is based on 59 qualifying U.S. fund families. Rankings are asset-weighted and based on relative performance in the fund's broad category calculated before fees and sales loads. Source: "Barron's Best Fund Families", March 10, 2018.

Sit Mutual Funds
80 S 8th St. Suite #3300
Minneapolis, Minnesota 55402

This email is intended for siacompliance@sitinvest.com.

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